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EXHIBIT 12 -- COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)                                                              Year Ended
                                                          ------------------------------------------------------------------------
                                                              2003           2002           2001            2000           1999
                                                          -----------    -----------    -----------     -----------    -----------
Income (loss) before income taxes, equity in earnings
   of non-consolidated affiliates, extraordinary item
   and cumulative effect of a change in accounting
   principle                                              $ 1,903,338    $ 1,191,261    $(1,259,390)    $   688,384    $   220,213
Dividends and other received from nonconsolidated
   affiliates                                                   2,096          6,295          7,426           4,934          7,079
                                                          -----------    -----------    -----------     -----------    -----------
Total                                                       1,905,434      1,197,556     (1,251,964)        693,318        227,292

Fixed Charges
   Interest expense                                           388,000        432,786        560,077         413,425        192,321
   Amortization of loan fees                                        *         12,077         14,648          12,401          1,970
   Interest portion of rentals                                338,965        293,831        270,653         150,317         24,511
                                                          -----------    -----------    -----------     -----------    -----------
Total fixed charges                                           726,965        738,694        845,378         576,143        218,802

Preferred stock dividends
   Tax effect of preferred dividends                               --             --             --              --             --
   After tax preferred dividends                                   --             --             --              --             --
                                                          -----------    -----------    -----------     -----------    -----------
Total fixed charges and preferred dividends                   726,965        738,694        845,378         576,143        218,802

Total earnings available for payment of fixed
   charges                                                $ 2,632,399    $ 1,936,250    $  (406,586)    $ 1,269,461    $   446,094
                                                          ===========    ===========    ===========     ===========    ===========

Ratio of earnings to fixed charges                               3.62           2.62             **            2.20           2.04
                                                          ===========    ===========    ===========     ===========    ===========

Rental fees and charges                                       968,470        839,516        773,293         429,476        306,393
Interest rate                                                      35%            35%            35%             35%             8%

* Amortization of loan fees is included in Interest expense beginning January 1, 2003.

** For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.